SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of December, 2006

Copa Holdings, S.A.
(Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

COPA HOLDINGS HOLDS EXTRAORDINARY SHAREHOLDERS
MEETING AND APPOINTS NEW DIRECTORS

Copa Holdings, S.A., listed on the New York Stock Exchange under the symbol “CPA” (the “Company”), held an Extraordinary General Meeting of Shareholders (the “Meeting”) on December 5, 2006.  At the Meeting, the Class A and Class B shareholders approved the nomination of and elected Alfredo Arias Loredo as an independent director to hold office until the 2008 general annual shareholders’ meeting.

The Board of Directors met following the Meeting.  The Directors elected Joseph Fidanque III as a director to hold office until the 2007 annual shareholders’ meeting.  Mr. Fidanque fills the vacancy left by George Mason, who resigned on July 18, 2006.  The Board of Directors of the Company is currently composed of eleven directors, three of whom are independent directors.

About Copa Holdings, S.A.

Copa Holdings, through its Copa Airlines and AeroRepública operating subsidiaries, is a leading Latin American provider of international airline passenger and cargo service. Copa Airlines currently offers approximately 110 daily scheduled flights to 35 destinations in 21 countries in North, Central and South America and the Caribbean. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines. AeroRepública, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through daily flights from Bogota and Medellin.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.

(Registrant)
Date: 12/07/2006

	By:	/s/ Victor Vial

	Name:	Victor Vial
	Title:	CFO